UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 15

ASM INTERNATIONAL N.V.
(Name of Issuer)

Common Stock, par value Euro 0.4 per share
(Title of Class of Securities)

N07045102
(CUSIP Number)

FURSA ALTERNATIVE STRATEGIES LLC 444 Merrick Road, 1st Floor Lynbrook, NY 11563 646-205-6200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N07045102	Page 2 of 5 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Fursa Alternative Strategies LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 3,199,065 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 3,199,065 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,199,065

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%

14	TYPE OF REPORTING PERSON* OO

CUSIP No. N07045102	Page 3 of 5 Pages

SCHEDULE 13D

INTRODUCTION:

Fursa Alternative Strategies LLC (the “Reporting Person”) is filing this Amendment No. 15 to Schedule 13D relating to ASM International N.V. (the “Issuer” or “ASM”) to disclose a reduction of the Reporting Person’s ASM investment, as a result of a rebalancing of the Reporting Person's portfolio after a reduction of its total portfolio size. The Reporting Person notes that it intends to support the newly proposed management team, as reflected in the agenda for ASM’s general meeting of shareholders, to be held on May 21, 2008. The Reporting Person intends to vote in favor of the appointment of the new management team and intends to vote in favor of dismissing the existing CEO and certain supervisory board members as proposed by another ASM shareholder, Hermes. The Reporting Person also intends to vote against the discharge for the Supervisory Board and Management Board. The Reporting Person believes that the proposed new management team offers ASM shareholders the best possibility for growth, profitability and value normalization. The Reporting Person currently does not have any intent to further reduce its stake and considers its investment in ASM as a core position.

ITEM 4. PURPOSE OF TRANSACTION.

The discussion under the heading Introduction above is herein incorporated by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended as follows:

(a)    As of May 12, 2008, the Reporting Person may be deemed to beneficially own on behalf of private affiliated investment funds and separately managed accounts over which it exercises discretionary authority 3,199,065 shares of the Issuer’s Common Stock, representing approximately 5.9% of the outstanding Common Stock (based on 54,005,214 shares outstanding as of December 31, 2007, as reported by the Issuer in its Form 20-F filed April 1, 2008).

(b)    The Reporting Person exercises sole voting and dispositive power over the 3,199,065 shares of the Issuer’s Common Stock.

(c)    The Reporting Person has effected the following transactions in the Issuer’s Common Stock during the past sixty (60) days:

Trade Date	Transaction	Quantity	Price	Local Currency
3/14/2008	Buy	380326	11.68	EUR
3/14/2008	Sell	380326	11.68	EUR
3/14/2008	Sell	28011	11.8	EUR
3/14/2008	Sell	154670	11.79	EUR
3/18/2008	Sell	50130	11.44	EUR

CUSIP No. N07045102	Page 4 of 5 Pages

SCHEDULE 13D

Trade Date	Transaction	Quantity	Price	Local Currency
3/18/2008	Sell	35000	11.93	EUR
3/18/2008	Sell	37715	11.83	EUR
3/19/2008	Sell	32338	11.41	EUR
3/19/2008	Buy	70000	0	EUR
3/19/2008	Sell	35000	11.44	EUR
3/19/2008	Sell	7200	18.28	USD
3/19/2008	Sell	70000	0	USD
3/20/2008	Sell	31726	11.32	EUR
3/20/2008	Sell	18700	17.72	USD
3/20/2008	Sell	40000	11.4	EUR
3/24/2008	Sell	13200	18.17	USD
3/24/2008	Sell	3000	17.97	USD
3/25/2008	Sell	25000	11.34	EUR
3/25/2008	Sell	173700	11.54	EUR
3/25/2008	Sell	65288	11.49	EUR
3/26/2008	Sell	25000	11.51	EUR
3/26/2008	Sell	44089	11.57	EUR
3/27/2008	Sell	19906	11.53	EUR
3/27/2008	Sell	47832	11.39	EUR
3/27/2008	Sell	15000	18.14	USD
3/28/2008	Sell	94	11.61	EUR
3/28/2008	Sell	8800	17.75	USD
3/28/2008	Sell	5789	18.08	USD
4/1/2008	Sell	71818	12.15	EUR
4/1/2008	Sell	359491	12.06	EUR
4/2/2008	Sell	120000	12.73	EUR
4/2/2008	Sell	200000	12.72	EUR
4/2/2008	Sell	18024	12.92	EUR
4/3/2008	Sell	95853	12.9	EUR
4/4/2008	Sell	125000	13.3	EUR
4/4/2008	Sell	17761	13.26	EUR
4/7/2008	Sell	67557	13.14	EUR
4/8/2008	Sell	60809	12.94	EUR
4/9/2008	Sell	19795	13.1	EUR
4/22/2008	Sell	50000	14.45	EUR
5/8/2008	Sell	129846	17.47	EUR
5/8/2008	Buy	129846	17.47	EUR
5/8/2008	Sell	250900	17.47	EUR
5/8/2008	Buy	250900	17.47	EUR

CUSIP No. N07045102	Page 5 of 5 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2008

FURSA ALTERNATIVE STRATEGIES LLC, a Delaware Limited Liability Company
By:	/s/ William F. Harley, III
Name: William F. Harley, III Title: Chief Investment Officer